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[ING FUNDS LOGO]

December 7, 2006

VIA EDGAR

Ms. Ellen J. Sazzman, Esq.
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:  ING Investors Trust
     ING BlackRock Large Cap Growth Portfolio
     Preliminary Proxy Filed November 17, 2006
     Securities Act File No. 033-23512;
     Investment Company Act File No. 811-05629

     Dear Ms. Sazzman:

     This letter responds to communication provided via telephone to Mr. Christopher C. Okoroegbe by the Securities and Exchange Commission ("SEC") staff on November 22, 2006 with respect to the preliminary proxy materials for ING BlackRock Large Cap Growth Portfolio, a series of ING Investors Trust that were filed with the SEC on November 17, 2006. The staff did not have any comments regarding the preliminary proxy materials. Attached is the requested Tandy Letter (attachment "A").

     Please feel free to contact the undersigned at 480-477-2278 with any questions. We plan to effect our definitive proxy filing on December 7, 2006.

                                                Sincerely,


                                                /s/ Christopher C. Okoroegbe
                                                --------------------------------
                                                Christopher C. Okoroegbe
                                                Counsel
                                                ING U.S. Legal Services

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                                  ATTACHMENT A

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[ING Logo]

December 7, 2006

VIA EDGAR

Ms. Ellen J. Sazzman, Esq.
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: ING INVESTORS TRUST (ON BEHALF OF ING BLACKROCK LARGE CAP GROWTH PORTFOLIO) FILE NO. 033-23512

Dear Ms. Sazzman:

The Registrant is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff's comments, or changes to disclosure in response to the Staff's comments, does not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480-477-2666. Thank you.

Regards,


/s/ Huey P. Falgout
--------------------------------
Huey P. Falgout, Jr.
Counsel
ING U.S. Legal Services


Attachments

cc:  Jeffrey Puretz, Esq.
     Dechert LLP